

ANGLO
AMERICAN


05009391

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
United States of America

Company Secretarial Department

Ivor Barton
Assistant Company Secretary

Direct Fax +44 (0) 20 7968 8755
Direct Line +44 (0) 20 7698 8627
e-mail ibarton@angloamerican.co.uk

22 June, 2005

SUPPL

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 - 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements relating to:

- Directors' Interests dated 21 June 2005.

Yours faithfully
For and on behalf of Anglo American plc

I Barton
Assistant Company Secretary
Enc - 5 copies

PROCESSED
JUL 05 2005
THOMSON
FINANCIAL


SEC MAIL PROCESSING
RECEIVED
192
WASH. D.C.
SECTION

K:\Min\Compsec\SEC\announce let to SEC.doc

ANGLO AMERICAN PLC (the "Company")

DIRECTORS' INTERESTS

The Company announces that, on 21 June 2005, Mr A W Lea exercised Approved and Unapproved Share Options, originally granted in 1999 and 2001, as follows:-.

Number of Approved Share Options	Option Price
4,300	£6.975

Number of Unapproved Share Options	Option Price
56,000	£10.025

The 60,300 shares acquired as a result of these transactions were sold on 21 June 2005 at £13.21 per share.

N Jordan
Company Secretary
22 June 2005



ANGLO AMERICAN PLC (the "Company")

DIRECTORS' INTERESTS

The Company announces that, on 21 June 2005, Mr A W Lea exercised Approved and Unapproved Share Options, originally granted in 1999 and 2001, as follows:-.

Number of Approved Share Options	Option Price
4,300	£6.975

Number of Unapproved Share Options	Option Price
56,000	£10.025

The 60,300 shares acquired as a result of these transactions were sold on 21 June 2005 at £13.21 per share.

N Jordan
Company Secretary
22 June 2005



ANGLO AMERICAN PLC (the "Company")

DIRECTORS' INTERESTS

The Company announces that, on 21 June 2005, Mr A W Lea exercised Approved and Unapproved Share Options, originally granted in 1999 and 2001, as follows:-.

Number of Approved Share Options	Option Price
4,300	**£6.975**

Number of Unapproved Share Options	Option Price
56,000	**£10.025**

The 60,300 shares acquired as a result of these transactions were sold on 21 June 2005 at £13.21 per share.

N Jordan
Company Secretary
22 June 2005


WASH., D.C.
SECTION

ANGLO AMERICAN PLC (the "Company")

DIRECTORS' INTERESTS

The Company announces that, on 21 June 2005, Mr A W Lea exercised Approved and Unapproved Share Options, originally granted in 1999 and 2001, as follows:-.

Number of Approved Share Options	Option Price
4,300	**£6.975**

Number of Unapproved Share Options	Option Price
56,000	**£10.025**

The 60,300 shares acquired as a result of these transactions were sold on 21 June 2005 at £13.21 per share.

N Jordan
Company Secretary
22 June 2005


RECEIVED
WASH. D.C.
192
SECTION

ANGLO AMERICAN PLC (the "Company")

DIRECTORS' INTERESTS

The Company announces that, on 21 June 2005, Mr A W Lea exercised Approved and Unapproved Share Options, originally granted in 1999 and 2001, as follows:-.

Number of Approved Share Options	Option Price
4,300	£6.975

Number of Unapproved Share Options	Option Price
56,000	£10.025

The 60,300 shares acquired as a result of these transactions were sold on 21 June 2005 at £13.21 per share.

N Jordan
Company Secretary
22 June 2005


WASH, D.C.